SEC Registration No.: 000-50834


                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                            Form 10-SB
                      Amendment No. 4


GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
   Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                        SIAM IMPORTS, INC.
        (Name of Small Business Issuer in its charter)

             Nevada                            73-1668122
---------------------------------        ----------------------
  (State or other jurisdiction             (I.R.S. Employer
 of incorporation or organization)       Identification Number)

                    Suite 1801- 1 Yonge Street
                Toronto, Ontario, Canada M5E 1W7
             ---------------------------------------
             (Address of principal executive offices)

           Issuer's telephone number:  (416) 214-3492




Securities to be registered under Section 12(b) of the Act: None



Securities to be registered under section 12(g) of the Act:

             Common Stock, $0.001 par value per share

                      TABLE OF CONTENTS

Part I  . . . . . . . . . . . . . . . . . . . . . . . . . . 4

Item 1.  Description of Business . . . . . . . . . . . . . .4

Item 2.  Management's Plan of Operation and Analysis of
         Results of Operations and Financial Condition . . .13

Item 3.  Description of Property . . . . . . . . . . . . . .20

Item 4.  Security Ownership of Certain Beneficial Owners
         and Management . . . . . . . . . . . . . . . . . . 20

Item 5.  Directors and Executive Officers, Promoters and
         Control Persons . . . . . . . . . . . . . . . . . .21

Item 6.  Executive Compensation . . . . . . . . . . . . . . 22

Item 7.  Certain Relationships and Related Transactions . . 23

Item 8.  Description of Securities . . . . . . . . . . . . .24

Part II . . . . . . . . . . . . . . . . . . . . . . . . . . 25

Item 1.  Market for Common Equity and Related Stockholder
         Matters . . . . . . . . . . . . . . . . . . . . . .25

Item 2.  Legal Proceedings . . . . . . . . . . . . . . . . .26

Item 3.  Changes in and Disagreements with Accountants . . .26

Item 4.  Recent Sale of Unregistered Securities . . . . . . 26

Item 5.  Indemnification of Directors and Officers . . . . .27

Part F/S . . . . . . . . . . . . . . . . . . . . . . . . . .28

Part III . . . . . . . . . . . . . . . . . . . . . . . . . .45

Item 1.  Index to Exhibits . . . . . . . . . . . . . . . . .45

                  FORWARD LOOKING STATEMENTS
                  ==========================
Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events.

All written forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

The safe harbors of forward-looking statements provided by the Securities Litigation Reform Act of 1995 are unavailable to issuers not subject to the reporting requirements set forth under
Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. As we have not registered our securities pursuant to
Section 12 of the Exchange Act, such safe harbors set forth under the Reform Act are unavailable to us.

                     AVAILABLE  INFORMATION
                     ======================
We have filed this registration statement with the U.S. Securities and Exchange Commission. Upon completion of this registration, we will be subject to the informational requirements of the Exchange Act and, in accordance therewith, will file all requisite reports, such as Forms 10-KSB, 10-QSB and 8-KSB, proxy statements, under Sec. 14 of the Exchange Act, and other information with the Commission. Such reports, proxy statements, this registration statement and other information, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Judiciary Plaza, Washington, D.C. 20549. Copies of all materials may be obtained from the Public Reference Section of the Commission's Washington, D.C. office at prescribed rates. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

                           PART I

Item 1.  Description of Business
================================
General Information
-----------------------
We were incorporated in the State of Nevada on May 27, 2003, under the name Siam Imports, Inc. We are filing this Form 10-SB voluntarily with the intention of establishing a fully reporting status with the United States Securities and Exchange Commission.

We are in the development stage, have commenced limited business operations, but have not yet generated any revenues or realized any income, and have incurred net operating losses of $20,510 since inception. As of the date of the filing of this registration statement, we have approximately $3,000 in pending orders, which will be filled and paid for upon receipt of our initial inventory, which has been ordered from various suppliers in Thailand. We are not a "blank check" company, as that term is defined by federal securities laws, as we are conducting business operations, even though we are in the early stages of development and have not yet generated any revenues. We have no plans to enter into any business combination, but rather, plan to continue to build and develop our business.

In September 2003, we raised a total of $40,000 in an offering of our securities to the public, pursuant to an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended. The registration statement for the offering was filed and qualified for sale by the Nevada Securities Division.

We have never been party to any bankruptcy, receivership or similar proceeding, nor have we undergone any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Overview of Proposed Business Operations
--------------------------------------------
We intend to import and distribute various Southeast Asian gifts, skin products, housewares, furniture and decorative items to the North American marketplace. It is our intent to begin marketing our products in the Canadian consumer market, with an initial focus on the Toronto region in Ontario, Canada. If we are successful, we would like to expand our marketing efforts into the United States. We intend to sell our products to retailers and retail specialty shops for resale to the public. Our marketing will be done through our online store at www.siamimportsinc.com., at trade shows, craft shows and at home living shows and via email marketing campaigns.

Principal Suppliers
-------------------
In October 2003, our Management traveled to Thailand to attend two large trade shows, make contact with local suppliers and establish contacts with potential retailers. From October 18-23, 2003, they attended the Bangkok International Gift & Houseware
2003 Trade Show and from October 28-November 2, 2003, they attended the BaanLaeSuan Fair in Bangkok, Thailand. Management met with several potential suppliers, but we have not yet entered into any formal or verbal agreements with any suppliers. We have placed the following orders for our initial inventory items and sample products with the following suppliers, all located in Thailand:

1.	Patchara Marketing Co., Ltd. - $800 for stainless steel cutlery
2.	Silkroad Design - $1,750 for Thai silk gift boxes with spa items inside
3.	PL Bronze Co., Ltd. - $2,390 for stainless steel cutlery

In addition, we purchased our sample products from the following suppliers:

1.	N & D Cutler
2.	Pillows, Bags and Wall Hangings
3.	Jina J.S. International Co., Ltd.
   4. Orientations - Thai silk scarves

Until we determine which products will be well received by our customers, we do not intend to enter into any contracts with any suppliers, but rather, will continue to purchase small samplings of products from each company to establish a product line.

Proposed and Initial Product Lines
----------------------------------
In July 2004, we again traveled to Thailand to meet with some of our potential suppliers and we purchased a variety of sample goods/textiles for use in our initial marketing efforts. Following is a list of the initial products purchased at a total cost of approximately $1,000 US:

-  5 Mango wood vases with elephant motifs carved on the sides
-120 Silk scarves
- 10 Thai silk wall hangings
-  5 Bronze decorative elephants
-  5 Assorted Thai decorative bronze items
-  5 Traditional Thai style marionette puppets
-  5 Traditional Thai wood carvings
-  3 Sets of bronze and stainless steel cutlery
- 20 Specialty bronze and stainless steel cutlery items, which include carving knife and fork sets, large salad fork and spoon sets, pie cutters and gravy ladles

Eventually, and depending on how our current product samplings are received by our potential customers, we would like to expand our product line to include the following; however, we do not currently have sufficient funds to purchase all of these items, nor the cash to retain a large inventory of these items :

1. Stainless Steel, Heat-Forged, Handcrafted Cutlery: The 18/8 stainless steel cutlery is made using a traditional Thai technique involving forging the metal in a wooden charcoal fire. The pieces are available in either a naturally oxidized finish, giving a rustic appearance, or a polished finish, giving a sophisticated shine. There are different styles to choose from, with new styles being added on a regular basis. There is a variety of pieces ranging from basic tableware to soup ladles, serving pieces, napkin rings and candle sticks.

2. Thai silk Scarves/Shawls: These hand-woven, 100% raw Thai silk scarves and shawls are available in multiple colors, some plain and some with local ethnic patterns. All silk products are handmade and feature open weave. These raw silk scarves are yarn dyed and almost transparent.

3. Thai Silk Wall Hangings: Completely hand woven and embroidered from Thai silk, these wall hangings were traditionally worn as scarves. Recently discovered by foreigners, these wall hangings are becoming popular as decorative accents. No two are alike, and colors and patterns follow traditional tribal designs.

4. Thai-style Coffee Tables Made from Teakwood: These unique solid pieces of furniture have the traditionally styled curved legs and are available in a number of different styles and sizes.

5. Mango Wood Products: These unique creations are hand-crafted mango wood products designed by Thai artisans. There is an assortment of vases in thin-walled tapered vessels that are durable, yet delicate in design, as well as bowls in a variety of shapes and sizes.

6. Skin care and beauty products: These products utilize exotic and natural ingredients, ranging from hand-made soap to soap scrubs, lip balms, body lotions and aromatic oils.

Distribution Methods of Our Products.
------------------------------------
We intend to wholesale our products to retail shops for resale to the public, through our website at www.siamimportsinc.com., at trade shows, craft shows, home living shows, via email marketing campaigns and by direct marketing to specialty retail and gift shops.
 We have not yet aggressively begun our marketing campaign, as we have not yet received all of the inventory we have ordered and are not yet able to fill the pending orders we have. We currently do not have enough cash on hand to carry a large inventory of products, but rather, we have established contact and spoken with several suppliers who will be able to fill orders for us, as and when they are received. We intend to list all of the products we will offer on our website and in the catalogue we intend to put together; however, in order to keep our start up costs and expenses to a minimum, we will only keep one or two samples of each product on hand for use in trade shows, photographs for the catalogue and promotional sales purposes and will order products from our list of suppliers as we receive orders from customers.

We have contacted several distributors in Ontario, Canada;
however, we have not yet entered into any written or verbal contracts with any potential distributor for the purchase of any of our products.

TRADE/CRAFT/HOME SHOWS: We plan to attend local trade/craft/ home living shows where we will attempt to sell our products to vendors for resale to the general public. We feel this method of marketing will keep our sales costs fairly low; however, as there are not that many such shows, the amount of sales from this method is not expected to be significant. We are currently planning to attend the Toronto Home Show in Toronto, Ontario, Canada in January/February 2005.

WEBSITE: We have established a website, www.siamimportinc.com, where potential retail distributors will be able to order our products and have them shipped. Our website is designed to provide our customers with a convenient shopping experience by providing an organized, logical and customer-friendly Internet site designed in an attractive manner to capture and maintain the interest of visitors. The web site includes photographs and descriptions of a sampling of our products and, as and when funds become available will be expanded to include a full color catalogue of all items we offer as they are added to our inventory or product line.

We have applied for Visa and Mastercard merchant processing and intend to allow payment through our website using credit cards; however, we have not yet received our online merchant acceptance authorization. We have implemented security measures, including but not limited to layering, locking and encryption, in order to secure, to the best of our ability, the commercial transactions conducted on our web site.

The website is currently fully functional and is only awaiting receipt of inventory for resale, which is currently on order. The site is hosted by Doteasy Technology Inc., an unrelated third party located in Burnaby, B.C., Canada, on a free server at no charge to us. We are responsible for making any changes to the website, as well as processing of all orders that come in from the website. No web functions are currently being contracted to any third parties at this time, other than the web hosting, which is free of charge.

As Internet usage continues to grow and online purchases become much more commonplace, we are hoping this will become an inexpensive and effective way for us to market and sell our products; however, at this time, we have received no online orders and are not yet able to gauge the effectiveness of our current website design.

We intend to use our website as not only an online store, but as a marketing tool as well. We have submitted our website to the major search engines (AOL, Yahoo, Google, Excite and MSN) in an effort to be listed using "search engine optimization" techniques. These techniques include developing proper title, header and meta tags within our website, using the right "keywords" to attract the right type of products using search engines, e.g., "Thai products", "silk scarves", "silverware " etc. We have not yet entered into any written agreements with any search engines, but have made application to do so. In addition, we may engage the services of an online marketing company that specializes in email marketing campaigns using opt-in email lists. These email lists are not spam, but rather, are lists of customers who have specifically requested information on various topics and/or products. There are many companies that perform this service and we are currently conducting research on them to determine their success ratings, price comparisons and timing to determine which may best suit our marketing targets. At this time, we have not yet chosen an online marketing firm, nor have we contacted or entered into any negotiations with any such firm.

SALES REPRESENTATIVES: We also intend to hire direct sales representatives on a commission only basis; however, we have not yet advertised for or interviewed any potential sales representatives. Our officers and directors intend to continue to do all initial marketing until funds are available to advertise and hire sales representatives to expand the marketing of our products to retailers and specialty shops outside of the Toronto area.

DIRECT MAIL CAMPAIGN: We have started to prepare a limited catalog of items readily available to us from our current list of suppliers to distribute to local retailers and specialty shops initially and then to other Canadian and American companies, as funds permit. We have engaged the services of Affirmative Insight, an unrelated third party who also assists us in the design of our website, to assist us in preparing and assembling the catalog. We have contacted the following companies and intend to purchase mailing lists from them when our catalog is ready for distribution:

-  The Postal Connection, Mississauga, Ontario, Canada
-  Mediamix Direct Mail Services, Mississauga, Ontario, Canada
-  Adworks Mailing Service, Mississauga, Ontario, Canada

As of the date of the filing of this registration statement, we have orders totaling approximately $3,000 worth of products and are awaiting shipment of products ordered from Thailand to fill the orders.
                                8

Fulfillment and Distribution
----------------------------
We will fulfill all customer orders from our home office in Canada.
We will pack the items and then deliver them to UPS, the postal service or other shipping company for distribution to consumers in Canada and the United States. We are committed to shipping accurate orders, efficiently and in a timely manner. Delivery time is currently estimated to be within ten business days from the date of the receipt of the order. We will charge each customer in advance for the shipping costs associated with the order.

Customer Service
----------------
The typical shopping experience begins with the search for products that meet specific needs, including the ordering process and extends through product delivery and post-purchase support. We believe that the ability to accurately fulfill orders, ship products quickly to a customer's door and efficiently handle customer inquiries is as important to customer satisfaction as a superior product selection.

We believe that a high level of customer service and support is critical to retaining and expanding a reliable, repeat customer base and for establishing and maintaining a trusted brand name. Accordingly, while we currently do not have the financial resources, nor the need to employ any customer service personnel, we do intend to develop a stringent customer service policy. Currently, management will be available via e-mail, from 8:00 a.m. to 5:00 p.m., EST, Monday through Friday, or via voicemail. We will provide order and shipping confirmations (with tracking numbers) or notifications of out-of-stock items to customers via email. We are dedicated to providing superior customer satisfaction to secure repeat customers.

Advertising
-----------
We have not yet conducted any type of advertising; however, once funds are available, we intend to research the possibility of placing ads in trade magazines.

We are also in the process of registering our website with several search engines, including Google, Yahoo, MSN, Ask Jeeves and AOL.

Competitive Business Conditions and the Issuer's Competitive
Position
------------------------------------------------------------
We expect to encounter significant competition in our attempts to distribute our products. Such competition may consist of vying for space on retail shelves, placement in catalogs and for attention on the Internet. We also believe that we compete with other importers for supplies of similar products or to obtain preferable pricing terms from suppliers.


                               9


We compete in an industry where many importers and distributors offer the same or similar items that we will offer; following are some of those companies in our geographical area:

- Lotus Flatware Company, Thornhill, Ontario, Canada - specialize in import and sale of unique flatware items

- Embros Importers of Quality Cookware and Cuttlery, Toronto, Ontario, Canada - specialize in import and sale of cutlery and cookware

- Thailand Collection, Whitby, Ontario, Canada - specialize in import and sale of a variety of gift and houseware items from Thailand

- Lukamar Import and Export, Sechelt, BC, Canada - specialize in import and sale of a variety of gift and houseware items from Thailand

We hope to compete directly with these competitors by using aggressive marketing, as well as an expanded product line to give clients a better selection to choose from. We intend to import a high quality of products in effort to gain a competitive edge in customer satisfaction and return customers.

These competitors, as well as many others in the same type of business, have established, successful operating histories, longer client relationships and greater financial, management, sales and other resources than we do. To the extent we are unable to acquire suppliers or retail distribution relationships, our future operating performance could be materially and adversely affected.

The principal competitive factors in the home and giftware industry are price, service, delivery time, quality and flexibility, with the relative importance of each factor depending upon the needs of particular customers and the specific product offering. This industry is further characterized by rapid shifts in trends, consumer demand, and competitive pressures, resulting in both price and demand volatility. The demand for any particular product varies from time to time based largely upon changes in consumer preferences and general economic conditions, such as consumer expenditures for non-durable goods. The ndustry is also subject to supply volatility, which occurs as competitors enter or leave the market.

We expect that our unique products will face considerable price pressure Our management believes the market for home and giftware items is price sensitive. We believe that consumers evaluate purchases for these types of products with price as a significant and determining factor. In such environment, we may be forced to lower our prices and resultantly experience lower profit margins, to encourage consumer purchases.

Most large competitors have long-term manufacturing, distribution and sales arrangements and may not be mobile enough to adjust to changing market conditions.

By aggressively focusing on several different sales channels and products, we feel that we will be able to build up our brand name, which will help us to effectively compete in a very competitive industry.
                                   10

Government Approval of Principal Products or Services
-----------------------------------------------------
We have obtained our Nevada Business License and have filed our extra provincial registration papers so that we are properly registered to operate and conduct business in the Province of Ontario, Canada. We have also filed and received our Customs Business Number, which is required for importing products into Canada. We have applied for and received sales tax numbers for the collection and payment of both provincial and federal sales taxes in Canada.

Effect of Existing or Probable Government Regulations
-----------------------------------------------------
Internet Service Regulation- There are currently no definitive laws relating to e-commerce business or online sales of products. It is possible that claims could be made against online e-commerce companies in the future under both US and foreign laws for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, among others, which could impact the sale of products via the Internet and, specifically, impact our ability to sell products online. Internet Security continues to remain a concern to companies which conduct business via the web; however, with money now exchanging hands in Internet transactions, it is an even greater concern. The potential for viruses which can virtually destroy a system is a distinct possibility and hackers now have the potential technology to wreak havoc on any business operation. Unsecured transactions on the Internet are subject to inspection by just about anyone who knows how to access the information regarding them. As credit card or checking account numbers are being exchanged, the window of opportunity for theft is wide open. We will attempt to obtain the highest security measures for our website.

Import regulations - Our Management's research has determined that products imported from Thailand and most of Southeast Asia are covered under the MFN (Most-Favored-Nation) Tariff Treaty. As such, the import tariff rates on the products we import will range between 0-11%, depending on the item. In addition, all imported items will be subject to the Goods and Services Tax (GST), currently 7%, which will be passed on and recovered from the customer at the time of sale.

Customs Inspections and Controls - Our imported products will be subject to Canadian Customs inspections and controls. As such, all of our product shipments will be processed at the border point of receipt (e.g., highway, rail, airport, seaport or mail center) or through a customs broker. The delivery carrier will provide an appropriate sales receipt or invoice to the customs inspector that describes the goods and prices of each item in detail, along with a certificate of origin. Once the customs inspector is satisfied the shipment is valid and all products are verified against the packing slip or invoice, the shipment is released to us for pickup.

Because the principle sources of our products, namely housewares and gift items, will be from Southeast Asia, or more specifically, currently from Thailand, changes in policy and restrictions imposed by the Canadian government regarding imports from certain countries could, if implemented, negatively affect our business by:

- Limiting or completely restricting importation from these foreign countries of certain products;

- Driving up our cost of goods sold so that, in order to generate a profit, we are forced to increase our retail prices to levels that are unattractive or unreasonable;

- Driving up the cost of goods sold and potentially causing our costs of goods to exceed income;

- Increasing tariffs, importation costs and taxes so that it is no longer economically feasible to purchase and import such items; and

- Imposing cumbersome, lengthy or difficult to follow protocols upon importers, making it no longer feasible to import these products

We have discussed the various tariffs and laws associated with importing our intended products with a customs broker and have been advised that there are no prohibitive laws regarding any of our proposed products at this time.

Our management does not believe there are any other existing or probable government regulations could impact our business. However, we could be indirectly affected if our independent suppliers fail to operate in compliance with applicable laws and regulations. We do not control any potential vendors or their labor practices. The violation of labor or other laws by an independent supplier, or the divergence of such a supplier's labor practices from those generally accepted as ethical in the United States, could result in adverse publicity for us and could reduce sales of our products.

Employees
---------
We do not have any employees. Instead, we presently rely on the efforts of our directors and executive officers. We believe that our operations are currently on a small scale that is manageable by these individuals.

Patents and Trademarks
--------------------------
We currently have no patents or trademarks, nor do we intend to file for any patent or trademark protection in the future.
Our business is based on the import and sale of other companies' products and, as such, no patent or trademark protection is required for the conduct of our business operations. Since we have no patent or trademark rights, unauthorized persons may attempt to copy aspects of our business, including our web site designs, product information and sales mechanics, or to obtain and use information that we regard as proprietary, such as the technology used to operate our web site and web content. Any encroachment upon our proprietary information, including the unauthorized use of our name, the use of a similar name by a competing company or a lawsuit initiated against us for infringement upon another company's proprietary information or improper use of their trademark, may affect our ability to create brand name recognition, cause customer confusion and/or have a detrimental effect on our business. Litigation or proceedings may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain name and/or to determine the validity and scope of the proprietary rights of others. Any such litigation or adverse proceeding could result in substantial costs and diversion of resources and could seriously harm our business operations and/or results of operations.

Reports to Security Holders
---------------------------
Annual Reports
--------------
We will furnish audited annual financial reports to all of our stockholders, certified by our independent accountants, and will furnish unaudited quarterly financial reports, reviewed by the independent accountants.

Item 2. Management's Plan of Operation and Analysis of Results of
Operations and Financial Condition
-----------------------------------------------------------------

Results of Operations
---------------------
We are in the development stage, have commenced limited business operations, but have not yet realized any income and have incurred net operating losses of $20,510 since inception.

We expect our current cash in the bank of $24,490 at September 30, 2004 and as of the date of the filing of this registration statement, plus revenues we expect to derive from business operations to satisfy cash requirements for business operations for at least the next 12 months without having to raise additional funds or seek bank loans.

 Our continued operations are dependent upon our ability to generate revenues from operations and/or obtain further financing, if and when needed, through borrowing from banks or other lenders or equity funding. There is no assurance that sufficient revenues can be generated or that additional financing will be available, if and when required, or on terms favorable to us. If we are unable to generate sufficient revenues and/or obtain financing if and when needed, our current business plans could fail.

We have purchased approximately $1,000 of sample products for test marketing and have generated approximately $3,000 in orders to date. We have ordered an initial inventory of approximately $5,000 from several suppliers and are awaiting receipt of those products to fill our pending orders. We currently project that we will receive our initial inventory to fill pending orders and begin an aggressive marketing campaign in early December/January 2005.

During the next 12 months, we do not intend to spend any funds on research and development.

We do not intend to purchase any significant property or equipment, nor incur any significant changes in employees during the next 12 months.

For the period from inception to the date of this registration statement, we had no revenues and incurred net operating losses of $20,510, consisting of general and administrative expenses primarily incurred in connection with the preparation and filing of our registration documents in the State of Nevada; this registration statement; and acquisition of our initial samples/inventory.

Net cash provided by financing activities since inception was $45,000, $40,000 of which were the total proceeds raised in an offering of our securities conducted in the State of Nevada under an exemption provided by Rule 504 of Regulation D of the Securities Act of 1933 and $5,000 of which were the total proceeds raised from the private sale of stock to the officers and directors.

In the event we are unable to generate revenues sufficient for operations, we may need to consider raising additional funds through loans or the sale of additional equity securities for use in our day-to-day operations. Currently, no such loans or equity sales are planned.

Our auditors have expressed the opinion that in our current state, there is substantial doubt about our ability to continue as a going concern.

Plan of Operation/Milestones
----------------------------
To date, we have accomplished the following milestones in pursuit of our business plans:

1.  Obtained office facilities in Toronto, Canada;
2.  Applied for applicable business licenses;
3.  Obtained capital through sales of our common equity;
4. Located potential suppliers in Asia and purchased sample products to evaluate potential marketability;
5.  Designed and programmed our website at www.siamimportsinc.com; and
6.  Contacted potential distribution companies in North America; and

In order to become fully operational and profitable, we will need to achieve each of the milestones outlined below:

 December-January 2005 - Increase inventory - We will incur expenses to purchase our initial inventory. We currently have pending sales orders from customers for approximately $3,000 and have placed orders with several different vendors for approximately $5,000 in inventory. We expect to spend an additional $2,500 on initial inventory that will be ordered before year end. Once we have all of our initial inventory on hand, we intend to begin an aggressive marketing campaign to bring our business operations into full production. We plan to achieve this milestone and have enough inventory on hand to generate a larger sales capacity by January 31, 2005.


In addition, Dennis Eljarnson, our President, will complete a customs import/export educational course, at a cost $25, which has already been paid.

 January - March 2005  - Implement direct sales campaign -
As soon an our initial inventory is available, we intend to aggressively implement a direct sales campaign by contacting small gift shops and retail stores in Ontario, Canada. We are currently gathering listings of potential contacts and are planning to begin this campaign sometime in early January 2005 . We don't expect to expend any significant costs on our direct sales campaign, as our officers and directors will be initially making the sales calls. We do intend to hire sales representatives; however, at this time, our officers and directors intend to do all marketing until such time as they become too busy with other tasks of the business such as order fulfillment, shipping and customer service. At such time, we intend to advertise and hire sales representatives on a commission only basis. We have not yet determined what any such commission basis may be, nor have we spoken to any potential sales representatives.

 In addition, in February 2005, Nutjaree Saengjan, a Director, will travel to Thailand to establish shipping arrangements for products to Canada with our suppliers; meet with additional new suppliers; and seek new products for our product line. The estimated cost of the travel andexpenses to complete this milestone is $1,500.

 January - December 2005 - Attend local trade/craft/home living shows. We plan to attend as many local trade, craft and home shows throughout the next year as funds will allow and plan to attend shows in other areas of Canada and the United States. Since the costs to attend local shows and obtain a trade booth to exhibit our products are generally low, we intend to obtain a listing of all shows for the upcoming year and will plan to attend as many as possible. We will not only sell our products at the shows, but will take orders for later delivery. We are currently scheduled to attend the Toronto Home Show, the cost of which is $2,000 to $4,500 for a booth, which we expect to recover from sales at the show. In addition, since attendance at this show is generally very high, we expect to reach a large audience of potential clients. In addition, we plan to attend the Bangkok International Gift & Housewares Fair in October
2005 to source new products, at a cost of $1500. The estimated cost to participate in each of the other shows throughout the year is approximately $3,000.

 April - June 2005 -  Continue to improve our website content-
We intend to continue to build and host an online store at our website, www.siamimportsinc.com, where our products can be purchased by retailers and shipped. Our website is currently fully operational and we are currently taking orders. We currently do not have ample inventory ready to ship and fill orders, but are advising our customers we are in the start-up phases and their order will be shipped as soon as it is received from our suppliers.

 June - September 2005 - Develop Catalogues - We are photographing items as they are received and organizing them for inclusion in both an online and paper copy catalogue of our offerings. We expect to have a limited edition of this catalog completed and ready for distribution at shows and in our marketing campaigns in July 2005. We estimate the catalogues will be updated on a semi-annual basis, as new inventory is ordered, received and photographed. When the catalog is finished and available for distribution, we also intend to purchase marketing lists from brokers and trade organizations to begin our national sales campaign. The costs to prepare and assemble the catalogue, both online and in paper copy, are projected to be minimal, as we are currently doing all of the work ourselves. We may decide to have the final catalogue printed; however, at this time, to keep costs to a minimum, we are planning to print and mail the catalogues ourselves to select retailers we have chosen during our current and initial marketing campaign. The projected cost to initially complete this milestone is $2,500, which includes the estimated printing expenses.

 September - October 2005 - Launch Retail Consumer Division -
We plan to expand our website to build and launch a new website geared directly to the general public. We plan to build an online store that can accept and ship orders directly to the retail consumer and currently plan to have it operational in time to meet next year's busy holiday season in October-December 2005. The estimated cost to accomplish this milestone is approximately $1,000, as we intend to perform most of the programming work ourselves.

October - December 2005 - Launch Public Advertising Campaign - We plan to expand our direct retail sales by hiring additional sales representatives on a commission only basis and by advertising our products in local newspapers and free handouts. The estimate costs to implement this milestone is $1,600, based on the current cost to advertise of approximately $400 per 10,000 pieces.

Risk Factors
------------
We may be unable to continue as a going concern if we fail to generate sufficient revenues.

We are a development stage entity and have not begun our planned principal operations. We will not be profitable until we establish a customer base for our products and begin to derive revenues from our sales. We expect to continue to lose money unless we are able to generate sufficient revenues and cash flows. There are no assurances that we will be able to generate sales. If we are unable to generate sufficient revenues and cash flows to meet our costs of operations, we may be forced to cease our business.

We may be unable to continue as a going concern if we fail to obtain additional capital.

From inception to September 30, 2004 and to the date of the filing of this registration statement, we have incurred net operating losses of $20,510. We have cash on hand as of September 30, 2004 in the amount of $24,490. Our continued operations are dependent upon our ability to generate revenues from operations and/or obtain further financing, if and when needed, through borrowing from banks or other lenders or equity funding. There is no assurance that sufficient revenues can be generated or that additional financing will be available, if and when required, or on terms favorable to us. If we are unable to generate sufficient revenues and/or obtain financing if and when needed, our current business plans could fail.

If we are unable to generate market acceptance for our products, we will be unable to generate sufficient revenues to meet our expenses.

Our primary business model is to import and distribute products purchased from South Eastern Asia into North America. The profit potential of our business model is unproven, and, to be successful, we must, among other things, identify and acquire products that our management believes will be attractive to retailers and, in turn, consumers. There can be no assurance that any of the products we will distribute will achieve broad market acceptance. Accordingly, no assurance can be given that our business model will be successful or that we can sustain revenue growth and maintain sufficient gross margins. Failure to do so may force us to cease our operations.

Changes in consumer preferences could reduce demand for our products.

Any change in consumer preferences could have a material adverse effect on our revenues. Decisions about the products we intend to offer often are made in advance of consumer acceptance. Failure to anticipate and respond to changes in consumer preferences and demands could lead to, among other things, low sales results, excess inventories and lower margins.

We are dependent on independent manufacturers for the production of our products.

We do not manufacture any of the products we intend to carry. We rely upon independent third parties for the design and production of all such products. The inability of a manufacturer to ship our products in a timely manner or to meet our quality standards could cause us to miss the delivery requirements of our customers for those items. This could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which will decrease our revenues. Although we plan to enter into purchase order commitments with specific time frames for delivery, method of payment, design and quality specifications and other standard industry provisions, we do not have long-term contracts with any manufacturer. In addition, we compete with other companies for the production capacity of independent manufacturers. Significantly all of these competing companies have substantially greater brand recognition and financial and other resources than we do and thus may have an advantage in the competition for production capacities. Fluctuations in the availability and cost of products could reduce our profitability.

Our operating results are vulnerable to fluctuations in the cost and availability of the products we may acquire.

We expect that alternate qualified suppliers will be available in the event there are production, delivery or other problems with primary vendors. However, as we use a foreign currency to purchase our products, fluctuations in exchange rates could adversely affect the competitiveness of the products that we import. We have no plans to hedge our operations against exchange rate fluctuations and this could make some or all of our products less desirable in the event of unfavorable exchange rate fluctuations. This, in turn, could reduce our profitability.

We may become dependent upon a limited number of retailers and our revenues may be negatively affected by the loss of any number of such retailers.

At times, we may derive a significant portion of our revenue from a limited number of retail clients. Our revenues could be negatively affected if we were to lose major clients or if we were to fail to collect a large account receivable. In addition, many of our retail relationships will be on a per purchase order basis. As a result, we cannot be assured that any retailer will continue to purchase our products beyond each individual order. Accordingly, the loss of any retail relationship could adversely impact our business, financial condition and results of operations.

Our management is involved with other business activities, which could reduce the time they allocate to our operations.

Our operations depend substantially on the skills and business experience of Dennis Eldjarnson, Deborah Eldjarnson and Nutjaree Saengjan, our officers and directors, who each currently devote approximately 15 hours per week to our business. Our officers and directors have little or no experience in the import/sales business we are engaged in. Without employment contracts, we may lose any of our officers and directors to other pursuits without a sufficient warning and, consequently, go out of business. Our officers and directors are each involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, one or more of these individuals may face a conflict in selecting between Siam Imports and his or her other business interests. We have not formulated a policy for the resolution of such conflicts.

Fluctuations in the trading price of our common stock could prevent investors from selling their holdings.

The trading price of our common stock could be subject to wide fluctuations in response to variations in quarterly results of operations, the gain or loss of significant customers, changes in earning estimates by analysts, announcements of innovative new products by us or our competitors, general economic conditions, and other events or factors, many of which are beyond our control. In addition, the stock market has recently experienced extreme price and volume fluctuations which have affected the market price for many companies in industries similar or related to ours, which have been unrelated to the operating performance of these companies. These market fluctuations in the trading price of our common stock could make it difficult for investors to sell their stock.

Investors may have difficulty liquidating their investment because our common stock is subject to penny stock regulation.

The SEC has adopted rules that regulate broker/dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system). The penny stock rules require a broker/dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker/dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker/dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules, and accordingly, customers in our securities may find it difficult to sell their securities, if at all.

Certain Nevada corporation law provisions could prevent a potential takeover, which could adversely affect the market price of our common stock.

We are incorporated in the State of Nevada. Certain provisions of Nevada corporation law could adversely affect the market price of our common stock. Because Nevada corporation law requires board approval of a transaction involving a change in our control, it would be more difficult for someone to acquire control of us. Nevada corporate law also discourages proxy contests making it more difficult for you and other shareholders to elect directors other than the candidate or candidates nominated by our board of directors. Our articles of incorporation and by-laws contain no similar provisions.

Item 3.  Description of Property
--------------------------------
Siam Imports, Inc. is a Nevada corporation that is headquarters in Canada. Our mailing address is Siam Imports, Inc., Suite 1801 -1 Yonge Street, Toronto, Ontario, Canada M5E 1W7, phone: (416) 214-3492. We currently rent shared office space from Telsec Business Centre, an unrelated third party. The office space consists of approximately 1,000 sq. ft. and includes answering services, fax services, reception area and shared office and boardroom meeting facilities. We pay approximately $65 per month and the office arrangement is based on a monthly basis. However, there is no rental agreement at this time.
There are currently no proposed programs for the renovation, improvement or development of the facilities we currently use. We believe that this arrangement is suitable given the nature of our current operations, and also believe that we will not need to lease additional administrative offices for at least the next 12 months. We currently use the home of our President, Dennis Eldjarnson, at no cost to us, to store our inventory; however, at such time as our business expands and this space becomes insufficient, we will seek to lease larger warehouse space for inventory storage.

Investment Policies
-------------------
Our management does not currently have policies regarding the acquisition or sale of real estate assets primarily for possible capital gain or primarily for income. We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.


Item 4.  Security Ownership of Certain Beneficial Owners and Management
-----------------------------------------------------------------------
The following table sets forth as of May 13, 2004 regarding certain information regarding the beneficial ownership of our common stock by:

1. Each person who is known us to be the beneficial owner of more than 5% of the common stock,

2.  Each of our directors and executive officers and

3.  All of our directors and executive officers as a group.

Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

                                              Amount and
                                               Nature of         Percent
                      Name and Address        Beneficial           of
Title of Class      of Beneficial Owner       Ownership          Class
------------------------------------------------------------------------
Common Stock        Dennis Eldjarnson(1)        500,000           27.78%
                    President

Common Stock        Deborah Eldjarnson(1)       500,000           27.78%
                    Secretary

Common Stock        Nutjaree Saengjan             0                0%
------------------------------------------------------------------------
Officers and Directors
as a Group (2 persons)                        1,000,000          55.56%

(1)The address of officers and directors in the table is 2312 Woking Crescent, Mississauga, Ontario, Canada L5K 1Z7.

Change in Control
-----------------
No arrangements exist that may result in a change of control of Siam
Imports Inc.

Item 5.  Directors and Executive Officers, Promoters and Control Persons
------------------------------------------------------------------------
The following table sets forth certain information with respect to each of our executive officers or directors.

-------------------------------------------------------------------------
 Name                Age  Position(s)           Period Serving  Term
-------------------------------------------------------------------------
Dennis Eldjarnson    55   President, Treasurer  May 2003-2004   1 year(1)
                          and Director

Deborah Eldjarnson   46   Secretary and         May 2003-2004   1 year(1)
                          Director

Nutjaree Saengjan    31   Vice-President and    May 2003-2004   1 year(1)
                          Director
-------------------------------------------------------------------------
(1)Directors hold office until the next annual stockholders' meeting to be held in 2004 or until a successor or successors are elected and appointed.

Directors, Executive Officers and Significant Employees
-------------------------------------------------------
Set forth below are summary descriptions containing the name of our directors and officers, all positions and offices held with us, the period during which such officer or director has served as such, and the business and educational experience of each during at least the last five years:

Dennis Eldjarnson has been the President, CEO, Treasurer, CFO and a Director of Siam Imports since our inception. Mr. Eldjarnson is a Registered Relocation Specialist and has achieved membership in the "President's Gold Club" and the "100% Club." From March 2001 to present, Mr. Eldjarnson has been selling real estate as an independent contractor for Royal Lepage Real Estate, Ltd. and is a member of the Toronto Real Estate Board in Mississauga, Ontario. Since he is a self-employed, independent contractor, he is able to set his own hours of work, which
vary from 10-40 hours per week.   From May 1991 to March 2001, Mr.
Eldjarnson had been selling real estate as an independent contractor for Re/Max Realty Specialists Inc.; a member of the Toronto Real Estate Board in Mississauga, Ontario. Mr. Eldjarnson has previous experience working in the import/export business from 1968 to 1972 in Vancouver, BC, where he imported sculpted art work from the Far East and sold it to department store retailers and local art shops. Mr. Eldjarnson devotes approximately 15 hours per week to our business operations.

Deborah Eldjarnson has been our Secretary and a Director since our inception. From March 1995 to present, Mrs. Eldjarnson has been employed by the Peel District School Board in the city of Mississauga, Ontario as a teaching assistant. She is a full-time school teacher, who works approximately 35 hours per week; however, she does not work in the summers and intends to devote full time to our business during the summer hours. Mrs. Eldjarnson earned a Bachelor of Arts degree from The University of Toronto in 1978. Mrs. Eldjarnson devotes approximately 15 hours per week to our business operations.

Nutjaree Saengjan has been the Vice-President and a Director of Siam Imports since our inception. Since moving to Canada in May 2001, Ms. Saengjan has been a full time student, attending Pacific Language Institute in 2002; the Liason Culinary Arts School in the winter of 2003 and is currently attending the Chelsea School of Aesthetics.
From October 1994 to April 2001, she was employed by Lancome, a cosmetics company located in Bangkok, Thailand, in various capacities, including sales, purchasing and administrative positions. From July 1993 to October 1994, she was employed by Elizabeth Arden, a cosmetics company located in Bangkok, Thailand, in sales. From February 1992 to July 1993, she was employed by Thai Tanning and Leather, a leather manufacturing company in Bangkok, Thailand, as an executive assistant. From January 1990 to February 1992 she was employed by Revlon, a cosmetics company located in Bangkok, Thailand, in sales. Ms. Saengjan has attended various sales and marketing conferences and seminars in Phuket, Chiang Mai and Pattaya, Thailand. Ms. Saengjan devotes approximately 15 hours per week to our business operations. She is a full time student, however, her schedule is varied, which allows her additional hours to devote to our business, as and when she is needed.

Family Relationships
--------------------
Deborah Eldjarnson, our Secretary and a Director of Siam Imports, Inc., is the wife of Dennis Eldjarnson, our President, CEO, CFO, Treasurer and a Director. Deborah Eldjarnson is the sister in law of Nutjaree Saengjan, Vice-President and a Director of our company.

Item 6.  Executive Compensation

Remuneration of Directors, Executive Officers and Significant Employees
-----------------------------------------------------------------------
We do not have employment agreements with our executive officers. We have yet to determine the appropriate terms needed for the creation of employment agreements for our officers. There has been no discussion with any of our officers regarding any potential terms of these agreements, nor have such terms been determined with any specificity.

We plan to have these agreements completed by the beginning of the next year. We have no proposal, understanding or arrangement concerning accrued earnings to be paid in the future. In the meanwhile, none of our executive officers have been drawing salaries since they were appointed to their positions.
----------------------------------------------------------------------
                  SUMMARY COMPENSATION TABLE
----------------------------------------------------------------------
                        Annual Compensation     Long-Term Compensation
                   ---------------------------   ---------------------
                                        Other    Awards    Payouts
Name and                                Annual
Position(s)        Year  Salary  Bonus   Comp.
----------------------------------------------------------------------
Dennis Eldjarnson  2004     -      -      -         -           -
President          2003     -      -      -         -           -

Deborah Eldjarnson 2004     -      -      -         -           -
Secretary          2003     -      -      -         -           -

Nutjaree Saengjan  2004     -      -      -         -           -
Vice-President     2003     -      -      -         -           -
----------------------------------------------------------------------

Directors' Compensation
-----------------------
We have no formal or informal arrangements or agreements to compensate our directors for services they provide as directors of our company.

Employment Contracts and Officers' Compensation
-----------------------------------------------
Since our incorporation, we have not entered into employment agreements with any of our officers, directors or employees. Any future compensation to be paid to these individuals will be determined by our Board of Directors, and employment agreements will be executed. We do not currently have plans to pay any compensation to our officers or directors until such time as we are cash flow positive.

Stock Option Plan And Other Long-term Incentive Plan
----------------------------------------------------
We currently do not have existing or proposed option/SAR grants.

Item 7.  Certain Relationships and Related Transactions
-------------------------------------------------------
 On May 28, 2003, a total of 1,000,000 shares, consisting of 500,000 shares each, were issued to Dennis Eldjarnson and Deborah Eldjarnson, officers and directors of our Company, and husband and wife, in exchange for $.005 per share, or $5,000. Together, Mr. and Mrs. Eldjarnson own 100% of the founders shares of our company.

We are currently using the home of Dennis Eldjarnson, our President, on a rent-free basis to store, package and ship our products. There is no written agreement or other material terms or arrangements relating to our agreement with Mr. Eldjarnson to use his home.

We do not have any other related transactions and have not yet formulated a policy for the resolution of any related transaction conflicts, should they arise.

Item 8.  Description of Securities
----------------------------------
Our authorized capital stock consists of 25,000,000 shares of common stock, par value $.001 per share. As of May 13, 2004, we had 1,800,000 shares of common stock outstanding. The following summary discusses all of the material terms of the provisions of our common stock, as set forthin our Articles of Incorporation and bylaws.

Common Stock - As a holder of our common stock:

1. You have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;

2. You are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;

3. You do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;

4. You are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholder and

5. Your shares are fully paid and non-assessable. Additionally, there is no cumulative voting for the election of directors.

Anti-Takeover Provisions - Our charter and by-laws allow us to authorize and issue common stock with designations and rights that our Board of Directors may determine at their discretion to create voting impediments or to frustrate persons seeking to effect a merger or to otherwise gain control of our company. Additionally, the anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Revised Statutes apply to Siam Imports, Inc. The Nevada law prohibits us from merging with or selling our company or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired our shares, unless the transaction is approved by our Board of Directors. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of our company. Our articles and by-laws do not contain similar provisions.

                           Part II

Item 1.  Market for Common Equity and Related Stockholder Matters

Market Information
------------------
 There is currently no established public trading market for our common stock. Our common stock is currently listed for quotation in the Pink Sheets under the symbol SIMP; however, active trading has not yet commenced. We have no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

Shares Available Under Rule 144
-------------------------------
There are currently 1,000,000 shares of common stock that are considered restricted securities under Rule 144 of the Securities Act of 1933. All 1,000,000 shares are held by our affiliates, as that term is defined in Rule 144(a)(1). At the present time, the resale or transfer of the restricted shares of Common Stock is not permissible. In general, under Rule 144 as amended, a person who has beneficially owned and held restricted securities for at least one year, including affiliates, may sell publicly without registration under the Securities Act, within any three-month period, assuming compliance with other provisions of the Rule, a number of shares that do not exceed the greater of (i) one percent of the common stock then outstanding or, (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. A person who is not deemed an "affiliate" of our Company and who has beneficially owned shares for at least two years would be entitled to unlimited resales of such restricted securities under Rule 144 without regard to the volume and other limitations described above.

Our officers and directors, possessing approximately 55.56% of our voting common stock, control significantly all of our activities and thus, may affect the determination of whether dividends are paid on to our stockholders.

Holders
-------
As of the date of this prospectus, we have approximately 1,800,000 sharesof $0.001 par value common stock issued and outstanding held by approximately 34 shareholders of record.

Our transfer agent is Signature Stock Transfer, Inc., 2301 Ohio Drive - Suite 100, Plano, Texas 75093, phone (972) 612-4120.C.

Dividends
---------
We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on its common stock. Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the board of directors considers relevant.

Item 2.  Legal Proceedings
--------------------------
We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.  Changes in and Disagreements with Accountants
------------------------------------------------------
We have had no disagreements with our independent accountants.

Item 4.  Recent Sale of Unregistered Securities
-----------------------------------------------
The following discussion describes all the securities we have sold within the past three fiscal years:

Sales conducted under an exemption from registration provided under
Section 4(2) -

On May 27, 2003, we issued a total of 1,000,000 shares of our $0.001 par value common stock as founder's shares to Mr. Dennis Eldjarnson and Mrs. Deborah Eldjarnson, both of whom were and are officers and directors. Each of these individuals received 500,000 shares. The shares were issued in exchange for cash in the aggregate amount of $5,000. We believe that the issuances of our common stock delineated above are exempt from the registration provisions of Section 5 of the Securities Act as such exemption is provided under Section 4(2) because:

     1. None of these issuances involved underwriters, underwriting discounts or commissions;

     2. Restrictive legends are placed on all certificates issued;

     3. The distribution did not involve general solicitation or advertising; and

     4. The distributions were made only to our founders, who are our officers and directors.

Sales conducted under Regulation D -

In September, 2003, we completed an offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act, and the registration by qualification of the offering in the State of Nevada. We sold 800,000 shares of common stock, par value, at a price of $0.05 per share to approximately 32 investors. This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act. In addition, this offering was made on a best efforts basis and was not underwritten. In regards to the offering closed in September 2003, listed below are the requirements set forth under Regulation D, Rule 504 and the facts which support the availability of Rule 504 offering:

     1. At the time of the offering, we were not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act. Further, we are not now, nor were we at the time of the offering, considered to be an investment company. Finally, since inception, we have pursued a specific business plan, and continue to do so.

     2. We were issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of offering of our common stock in that state. The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale. In September 2003, we completed an offering of shares of common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of Nevada, whereby we sold 800,000 shares of our common stock to a total of 32 shareholders.

      The shares were all sold to unaccredited investors who were friends, family members, acquaintances and/or business associates of the officers, directors and registered sales agent. The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada.

     3. The aggregate offering price for the offering closed in September 2003 was $40,000, all of which was collected from the offering.

Item 5.  Indemnification of Directors and Officers
--------------------------------------------------
Pursuant to the provisions of NRS 78.751, we shall indemnify our directors, officers and employees as follows:

Every director, officer, or employee of Siam Imports, Inc. shall be indemnified by us against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of Siam Imports or is or was serving at the request of Siam Imports as a director, officer, employee or agent of Siam Imports, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/ her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of Siam Imports. Siam Imports shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of Siam Imports as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable law.

The Articles of Incorporation of the Company provide for every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith.

Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

The Bylaws of the Company provide for indemnification of its directors, officers and employees against all expenses and liabilities as a result of any suit, litigation or other proceedings for damages. We have further been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the

Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by an affiliate or our company in connection with the securities being registered, we will submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                          Part F/S

Item 1.  Financial Statements
-----------------------------
The following documents are filed as part of this report:

      (a)  Audited Financial Statements as of December 31, 2003
      (b)  Interim Unaudited Financial Statements as of
           September 30, 2004

CLYDE BAILEY P.C.
------------------------------------------------------------------------
                                      Certified Public Accountant
                                         10924 Vance Jackson #404
                                         San Antonio, Texas 78230
                                    (888) 699-1287 (210) 699-1287
                           Member:    American Institute of CPA's
                                           Texas Society of CPA's
Board of Directors
Siam Imports, Inc.
                     INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheet of Siam Imports, Inc., a development stage enterprise, as of December 31, 2003 and the related statement of operations, statement of stockholders' equity, and the statement of cash flows from May 27, 2003 (Inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and the results of its operations and its cash flows for the period from May 27, 2003 (Inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has limited operations currently and suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. This is further explained in Note 5 in the notes to financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Clyde Bailey P.C.
San Antonio, Texas
April 21, 2004
                                  30

                          SIAM IMPORTS, INC.
                    (A Development Stage Company)
                            Balance Sheet
                          December 31, 2003

                              ASSETS
                              ------
Current Assets
--------------
Total Current Assets                         36,308
                                           --------
Total Assets                              $  36,308
                                           ========
                            LIABILITIES
                            -----------
Current Liabilities
-------------------
Accrued Expenses                          $      -
                                           -------
 Total Current Liabilities                $      -
                                           -------
 Total Liabilities                               -

Commitments and Contingencies                    -

                        STOCKHOLDERS' EQUITY
                        --------------------
Common Stock                              $  1,800
 25,000,000 authorized shares,
 par value $.001, 1,800,000 shares
 issued and outstanding

Additional Paid-In-Capital                  43,200
Accumulated Deficit during the
 development Period                         (8,692)
                                           -------
 Total Stockholders' Equity                 36,308
                                           -------
 Total Liabilities and
 Stockholders' Equity                      $36,308
                                           =======

       See accompanying notes to financial statements.


                         SIAM IMPORTS, INC.
                    (A Development Stage Company)
                      Statement of Operations
                                               -----------------
                                                From Inception
                                                (May 27, 2003)
                                                      to
                                              December 31, 2003
                                              -----------------
Revenues:
---------
Revenues                                        $          -

                                                ----------------
Total Revenues                                  $          -

Expenses:
---------
Operating Expenses                                    8,692
                                                ----------------
 Total Expenses                                       8,692
                                                ----------------
Net Loss from
Operations                                      $     8,692
                                                ================
Provision for
Income Taxes:
-------------
Income Tax Benefit                                      -
 Net Loss                                             8,692
                                                ================
Basic and Diluted
Earnings Per
Common Share                                    $     (0.01)
                                                ----------------
Weighted Average
number of Common
Shares used in per
share calculations                                1,363,303
                                                ================

        See accompanying notes to financial statements.

                                3

                       SIAM IMPORTS, INC.
                  (A Development Stage Company)
                Statement of Stockholders' Equity
                    As of December 31, 2003
                                                       Deficit
                                                     Accumulated
                                                     During the
                                  $0.001    Paid-In  Development Stockholders'
                         Shares   Par Value Capital    Stage       Equity
                         --------- -------- -------- ---------- ------------
Balance, May 27, 2003           - $      - $      -  $        - $         -

May 27, 2003 -
Stock Issued
for cash                1,000,000    1,000    4,000           -       5,000

September 23, 2003 -
Stock Issued for
Cash - 504 Offering       800,000      800   39,200           -      40,000


Net Income (Loss)               -        -        -      (8,692)     (8,692)
                         --------- -------- --------  ---------- -----------
Balance,
December 31, 2003       1,800,000 $  1,800 $ 43,200   $  (8,692) $   36,308
                         ========= ======== ========  ========== ============















             See accompanying notes to financial statements.

                                  4

                       SIAM IMPORTS, INC.
                 (A Development Stage Company)
                    Statement of Cash Flows

                                               -----------------
                                                From Inception
                                                (May 27, 2003)
                                                      to
                                               December 31, 2003
                                               -----------------
Cash Flows from
Operating Activities:
-------------------
Net Income (Loss)                                $  (8,692)
Accounts Payable                                         -
                                                 ---------
Net Cash Provided from
Operating Activities                             $  (8,692)

Cash Flows from
Investing Activities:
---------------------
Other Assets                                             -
                                                ----------
Net Cash Used in
Investing Activities                             $       -
                                                ----------
Cash Flows from
Financing Activities:
--------------------
Common Stock                                       45,000
                                               ----------
Net Cash Provided for
Financing Activities                           $   45,000
                                               ----------
Net Increase in Cash                               36,308
                                               ----------
Cash Balance, Begin Period                              -
                                               ----------
Cash Balance, End Period                       $   36,308
                                               ==========
Supplemental Disclosures:
 Cash Paid for interest                        $        -
 Cash Paid for income taxes                    $        -


         See accompanying notes to financial statements.

                         Siam Imports, Inc.
                   Notes to Financial Statements

Note 1  -  Summary of Significant Accounting Policies
-----------------------------------------------------
Organization
------------
Siam Imports, Inc. ("the Company") was incorporated under the laws of the State of Nevada on May 27, 2003 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada. The company has a total of 25,000,000 authorized shares with a par value of $.001 per share and with 1,800,000 shares issued and outstanding as of December 31, 2003. The Company's year end for accounting purposes will be December 31.

Development Stage Enterprise
----------------------------
The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

Federal Income Tax
------------------
The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Method
-----------------
The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.
                                    35

                      Siam Imports, Inc.
                Notes to Financial Statements

Note 1  -  Summary of Significant Accounting Policies (con't)
------------------------------------------------------------
Earnings per Common Share
-------------------------
The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Cash and Cash Equivalents
-------------------------
The Company considers all highly liquid debt instruments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of checking accounts and money market funds.
Fair Value of Financial Instruments
-----------------------------------
The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable and payable, accrued and other current liabilities and current maturities of long-term debt approximate fair value due to their short maturity.

Recent Accounting Pronouncements
--------------------------------
In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 14 is effective for fiscal years beginning after June 15, 2002. The Company does not expect that there will be a material impact from the adoption of SFAS No. 143 on its financial position, results of operations, or cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of", and the accounting and reporting provisions of Accounting Principles Board Statement ("APB") 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. The Company is required to adopt SFAS No. 144 on October 1, 2002. The Company does not expect that the adoption of SFAS No. 14 will have a material effect on its financial position, results of operations or cash flows.
                                  36

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 requires the classification of
gains and  losses   from extinguishments  of debt as  extraordinary
items only if they meet certain criteria for such classification in APB No. 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions". Any gain or loss on extinguishments of debt classified as an extraordinary item in prior periods that does not meet the criteria must be reclassified to other income or expense. These provisions are effective for fiscal years beginning after May 15, 2002. Additionally, SFAS No. 145 requires sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. These lease provisions are effective for transactions occurring after May 15, 2002. The Company does not expect the adoption of SFAS No. 145 to have a material effect on its financial position, results of operations or cash flows.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 replaces "Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material effect on its financial position, results of operations or cash flows.

Note 2  -  Common Stock
-----------------------
A total of 1,000,000 shares of stock were issued pursuant to a stock subscription agreement for $0.005 per share for a total of $5,000 to the original officers and directors.

In September 2003, a Rule 504 offering was completed whereby 800,000 shares of common stock were issued at $.05 per share for a total of $40,000. The funds are to be used to purchase inventory, expenses and working capital.

Note 3  -  Related Parties
--------------------------
The Organization has no significant related party transactions and/or relationships with any individuals or entities.

Note 4 - Income Taxes
---------------------
Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse. The Company's previous principal temporary differences relate to revenue and expenses accrued for financial purposes, which are not taxable for financial reporting purposes. The Company's material temporary differences consist of bad debt expense recorded in the financial statements that is not deductible for tax purposes and differences in the depreciation expense calculated for financial statement purposes and tax purposes.

Note 5  -  Going Concern
------------------------
The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs that raise substantial doubt about its ability to continue as a going concern. The stockholders/officers and or directors have committed to advancing operating costs of the Company interest free to insure that the Company has enough operating capital over the next twelve months.

Note 6  -  Subsequent Events
----------------------------
There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.

                       SIAM IMPORTS, INC.

                 (A Development Stage Company)


                      September 30, 2004
                         (Unaudited)


                         Siam Imports, Inc.
                 (A Development Stage Enterprise)
                         Balance Sheet
                          (Unaudited)

                                       September 30     December 31
     2004             2003
                                       ------------     -----------
A S S E T S
-----------
Current Assets
--------------
Cash                                     $24,490         $36,308
                                         -------         -------
  Total Current Assets                    24,490          36,308
                                         -------         -------
  Total Assets                           $24,490         $36,308
                                         =======         =======

L I A B I L I T I E S
---------------------
Current Liabilities
-------------------
Accounts Payable                               -               -
                                         -------         -------
  Total Current Liabilities                    -               -
                                         -------         -------
  Total Liabilities                            -               -

S T O C K H O L D E R S'   E Q U I T Y
--------------------------------------
Common Stock                               1,800           1,800
25,000,000 authorized shares,
par value $.001
1,800,000 shares issued and outstanding

Additional Paid-in-Capital                43,200          43,200
Accumulated Deficit during the
  Development Period                     (20,510)         (8,692)
                                        --------        --------
Total Stockholders' Equity                24,490          36,308
                                        --------        --------
Total Liabilities and
Stockholders' Equity                    $ 24,490         $36,308
                                        ========         =======



The accompanying notes are an integral part of the consolidated financial statements.

                       Siam Imports, Inc.
                (A Development Stage Enterprise)
               Statement of Operations(Unaudited)


                             For the nine months       From
                             Ending September 30   Inception to
                                2004       2003    Sept. 30, 2004
                             -------------------   --------------
Revenues:
--------
Revenues                      $     -  $     -    $      -
                              ----------------    --------
Total Revenues                      -        -           -

Expenses:
--------
Bank Charges                       72      129          226
Filing Fees                       225    1,080        1,305
Professional Fees               3,764      500        4,764
Inventory Samples                   -        -        1,072
Office and Admin.               1,106      500        2,972
Rent and Utilities                753        -        1,080
Travel                          1,479    2,900        4,379
Website                         4,418      294        4,712
                              ----------------     --------
 Total Expenses                11,818    5,403       20,510
                              ----------------     --------
 Net loss from
 Operations                   (11,818)  (5,403)     (20,510)

Provision for Income Taxes:
--------------------------
 Income Tax Benefit                 -        -            -
 Net Income (Loss)           $(11,818) $(5,403)    $(20,510)
                             =================     ========
Basic and Diluted Loss
Per Common Share             $  (0.01) $ (0.01)    $  (0.01)
                             -----------------     --------
Weighted Average number
of Common Shares            1,800,000 1,044,444   1,606,504
                            ===================   =========


The accompanying notes are an integral part of the consolidated financial statements.

                       SIAM IMPORTS, INC.
                  (A Development Stage Company)
                Statement of Stockholders' Equity
                    As of September 30, 2004
                         (Unaudited)
                                                       Deficit
                                                     Accumulated
                                                     During the
                                  $0.001    Paid-In  Development Stockholders'
                         Shares   Par Value Capital    Stage       Equity
                         --------- -------- -------- ---------- ------------
Balance, May 27, 2003           - $      - $      -  $        - $        -

May 27, 2003 -

Stock Issued
for cash                1,000,000    1,000    4,000           -       5,000

September 23, 2003 -
Stock Issued for
Cash - 504 Offering       800,000      800   39,200           -      40,000


Net Income (Loss)               -        -        -      (8,692)     (8,692)
                         ---------------------------------------------------
Balance,
December 31, 2003       1,800,000 $  1,800  $43,200   $  (8,692)  $  36,308
                        ----------------------------------------------------
Net Income (Loss)               -        -        -     (11,818)    (11,818)
                        ====================================================
Balance,
September 30, 2004      1,800,000 $  1,800  $43,200   $  (20,510) $ (24,490)
                        ===================================================







The accompanying notes are an integral part of the consolidated financial statements.

                       SIAM IMPORTS, INC.
                 (A Development Stage Company)
              Statement of Cash Flows (Unaudited)

                      --------------------      From Inception
                      For the nine months            to
                      Ending September 30       September 30, 2004
                       2004         2003       ------------------
                      --------------------
Cash Flows from
Operating Activities:
-------------------
Net Income (Loss)      $(11,818) $ (5,403)         $  (20,510)
Accounts Payable              -         -                   -
                       --------  --------          ----------
Net Cash Provided from
Operating Activities   $(11,818) $ (5,403)         $  (20,510)
                       --------  --------          ----------
Cash Flows from
Investing Activities:
---------------------
Other Assets                 -         -                   -
                       --------  --------          ----------
Net Cash Used in
Investing Activities         -         -                   -
                       --------  --------          ----------
Cash Flows from
Financing Activities:
--------------------
Common Stock                -     45,000              45,000
                       --------  --------          ----------
Net Cash Provided for
Financing Activities        -    $45,000            $ 45,000
                       --------  -------           ----------
Net Increase in Cash   (11,818)   39,597              24,490
                       --------  -------           ----------
Cash Balance,
Begin Period            36,308         -                   -
                                             --------  -------           ----------
Cash Balance,
End Period            $ 24,490  $39,597             $ 24,490
                      ========  =======            ==========
Supplemental
Disclosures:
 Cash Paid for
 interest            $      -  $      -            $      -
 Cash Paid for
 income taxes        $      -  $      -            $      -

The accompanying notes are an integral part of the consolidated financial statements.
                                43

                        Siam Imports, Inc.
                  Notes to Financial Statements

Note 1  -  Summary of Significant Accounting Policies
-----------------------------------------------------
Organization
------------
Siam Imports, Inc. ("the Company") was incorporated under the laws of the State of Nevada on May 27, 2003 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada. The company has a total of 25,000,000 authorized shares with a par value of $.001 per share and with 1,800,000 shares issued and outstanding as of September 30, 2004. The Company is in its development stage and has little or no operating revenues or expenses.

Financial Statement Presentation
--------------------------------
The consolidated unaudited interim financial statements of the Company as of September 30, 2004 and for the nine months ended September 30, 2004, included herein have been prepared in accordance with the instructions for Form 10QSB under the Securities Exchange Act of 1934, as amended, and
Article 10 of Regulation S-X under the Securities Act of 1933, as amended. The December 31, 2003 Consolidated Balance Sheet was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations relating to interim consolidated financial statements.

In the opinion of management, the accompanying consolidated unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company at September 30, 2004, and the results of their operations for the three months ended September 30, 2004, the nine months ended September, 2004, and the period from inception (May 27, 2003) to September 30, 2004, and their cash flows for the nine months ended September 30, 2004, and the period from inception (May 27, 2003) to September 30, 2004.

The results of operations for such periods are not necessarily indicative of results expected for the full year or for any future period. These financial statements should be read in conjunction with the audited consolidated financial statements as of December 31, 2003 and related notes included in the Company's Form 10-SB filed with the Securities and Exchange Commission.


                                44




Development Stage Enterprise
----------------------------
The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

Earnings per Common Share
-------------------------
The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Note 2  -  Common Stock
-----------------------
A total of 1,000,000 shares of stock were issued pursuant to a stock subscription agreement for $0.005 per share for a total of $5,000 to the original officers and directors.

In September 2003, a Rule 504 offering was completed whereby 800,000 shares of common stock were issued at $.05 per share for a total of $40,000. The funds are to be used to purchase inventory, expenses and working capital.

Note 3  -  Related Parties
--------------------------
The Organization has no significant related party transactions and/or relationships any individuals or entities.



















                              45




                           Part III

Item 1.  Index to Exhibits
--------------------------
The following exhibits marked with an asterisk and required to be filed as part of this Registration Statement are incorporated here by this reference and can be found in their entirety in our initial
Form SB-2 Registration Statement filing on June 7, 2004, under SEC File Number 000-50834:

Exhibit
Number            Name and/or Identification of Exhibit
-------------------------------------------------------
*  3(i)          Articles of Incorporation
*  3(ii)         Bylaws
*  23            Consent of Accountants


                           SIGNATURES
                           ----------
Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SIAM IMPORTS, INC. (Registrant)

/s/ Dennis Eldjarnson                Date: February 2, 2005
--------------------------------
By: Dennis Eldjarnson,
    President, Chief Executive
    Officer, Chief Financial
    Officer, Treasurer and
    Principal Accounting Officer

/s/ Deborah Eldjarnson               Date: February 2, 2005
---------------------------------
By: Deborah Eldjarnson, Secretary



/s/ Nutjaree Saengjan                Date: February 2, 2005
---------------------------------
By: Nutjaree Saengjan, Vice
President







                                 46